EXHIBIT 3.1

Amendment to the By-Laws of Lazare Kaplan International Inc.

By deleting paragraph “-*TIME.” of Article I, Section 6 in its entirety and substituting in its place the following:

“- TIME.  The annual meeting of the stockholders of the Corporation shall be held on any date and time which may from time to time be designated by the Board of Directors. At such annual meeting, directors shall be elected and any other business may be transacted that may properly come before the meeting.”